UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Blue Safari Group Acquisition Corp.
(Name of Issuer)

Ordinary Share, no par value
(Title of Class of Securities)

G1195R106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. G1195R 106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON BSG First Euro Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,730,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,730,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,730,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23%
12	TYPE OF REPORTING PERSON* OO(1)

(1) BSG First Euro Investment Group is owned as to 100% by Serena Shie.

CUSIP No. G1195R 106	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Serena Shie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,730,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,730,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,730,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23%
12	TYPE OF REPORTING PERSON* OO(1)

(1) BSG First Euro Investment Group is owned as to 100% by Serena Shie.

CUSIP No. G1195R 106	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Blue Safari Group Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

Cheung Kong Center

58th Floor, Unit 5801

2 Queens Road Central

Central

Hong Kong

Item 2.

(a)	Name of Person Filing:	Blue Safari Group Acquisition Corp.

Serena Shie

(b)	Address of Principal Business Office or if none, Residence:

c/o Blue Safari Group Acquisition Corp.

Cheung Kong Center

58th Floor, Unit 5801

Central

Hong Kong

(c)	Citizenship:	BSG First Euro Investment Corp. – British Virgin Islands

Serena Shie – Hong Kong

(d)	Title of Class of Securities: Ordinary share, no par value

(e)	CUSIP Number: G1195R 106

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

BSG First Euro Investment Corp – 1,730,000 shares.

Serena Shie – 1,730,000 shares. Consists of ordinary shares owned by BSG First Euro Investment Corp.

CUSIP No. G1195R 106	13G	Page 5 of 6 Pages

(b)	Percent of Class:

BSG First Euro Investment Corp – 35%;

Serena Shie – 35%.

The foregoing percentages are based on 7,537,500 ordinary shares outstanding as of the date of this report.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BSG First Euro Investment Corp. – 1,730,000 shares;

Serena Shie – 1,730,000 shares.

(ii)	shared power to vote or to direct the vote:

BSG First Euro Investment Limited – 0 share;

Serena Shie – 0 share.

(iii)	sole power to dispose or to direct the disposition of:

BSG First Euro Investment Corp. – 1,730,000 shares;

Serena Shie – 1,730,000 shares.

(iv)	shared power to dispose or to direct the disposition of:

BSG First Euro Investment Corp. – 0 share;

Serena Shie – 0 share.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G1195R 106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

BSG First Euro Investment Corp.

By:	/s Serena Shie
	Name:	Serena Shie
	Title:	Director

Serena Shie

/s/ Serena Shie